UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2004

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4 -1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-6326, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X        Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                  No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 14, 2004

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

By:	/S/ Atsushi Inamura
Name:	Atsushi Inamura
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi Tokyo Financial Group, Inc.

Possible Business Integration between Mitsubishi Tokyo Financial Group, Inc. and UFJ Holdings, Inc.

Tokyo, July 14, 2004—This evening, we received a request from UFJ Holdings, Inc. to enter into discussions with them about the possibility of integrating the management of our respective financial groups. We intend to immediately give serious consideration to their request.

*    *    *

For further information, please contact:

Seiji Itai, Chief Manager,

Corporate Communications Office, MTFG

Tel.:81-3-3240-8136